EXHIBIT 23.3

Independent Auditors’ Consent

The Board of Directors
Vermont Yankee Nuclear Power Corporation:

We consent to the use of our report dated February 13, 2008, with respect to the balance sheets of Vermont Yankee Nuclear Power Corporation as of December 31, 2007 and 2006, and the related statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007, incorporate herein by reference.  Our report on the financial statements of Vermont Yankee Nuclear Power Corporation refers to the adoption of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as of December 31, 2007.

/s/ KPMG LLP

Burlington, Vermont
August 7, 2008